Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Community Bancshares, Inc.

We consent to the incorporation by reference in the registration statements pertaining to the 2004 Omnibus Stock Option Plan (Form S-8, No. 333-120376), the 2001 Directors Stock Option Plan (Form S-8, No. 333-75222), the 1999 Stock Option Plan (Form S-8, 333-31338) and the Employee Stock Ownership and Savings Plan (Form S-8, No. 333-63865) of First Community Bancshares, Inc. and Subsidiary (the “Company”) of our reports dated March 12, 2007, with respect to the 2006 consolidated financial statements of the Company, as well as the Company’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of the Company included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

Asheville, North Carolina
March 12, 2007